SembCorp Industries

02 AUG 29 AM 10:12

Rule 12g3-2(b) File No. 825109

16 August 2002

02049673

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

PROCESSED
SEP 0 6 2002
THOMSON
FINANCIAL

Enclosure

dlw 9/5

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 6356 3119 Fax: (65) 6352 2583 Website: http://www.sembcorp.com.sg

Clarification on Unaudited Half Year Financial Statement and Dividend Announcement

We refer to SembCorp Industries Ltd's "Unaudited Half Year Financial Statement and Dividend Announcement" on August 14, 2002 and wish to clarify that:

a) The number of ordinary shares stated in paragraph 3(c)(i) and (ii) are expressed in thousands; and

b) The Group's borrowings and debt securities in paragraph 12 are expressed in $'000.

BY ORDER OF THE BOARD
Linda Hoon Siew Kin
Group Company Secretary

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 16/08/2002 to the SGX